September 8, 2008
Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Resolute Energy Partners, LP Form S-1 (Registration Statement No 333-146391)
Dear Mr. Schwall:
     Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Resolute Energy Partners, LP, a Delaware limited partnership (the “Registrant”), hereby requests that the above-captioned Registration Statement be withdrawn effective as of the date hereof or as soon thereafter as practicable. The Registrant no longer intends to proceed with a registered public offering of its securities at this time. The Registrant represents that no securities have been offered or sold pursuant to the Registration Statement. The Registrant may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

Very truly yours, Resolute Energy Partners, LP
By:	Resolute Energy GP,
LLC its General Partner

By:	/s/ Nicholas J. Sutton
	Name:	Nicholas J. Sutton
	Title:	Chief Executive Officer

Cc:	Laura Nicholson [Securities and Exchange Commission]
James M. Piccone [Resolute Energy Partners]
Theodore Gazulis [Resolute Energy Partners]
William N. Finnegan [Vinson & Elkins L.L.P.]
W. Matthew Strock [Vinson & Elkins L.L.P.]
Joshua Davidson [Baker Botts L.L.P.]
R. Joel Swanson [Baker Botts L.L.P.]